Exhibit 99.1

OSISKO DEVELOPMENT CORP.

. . . . . . . . . . . . . . . . . .

Unaudited Condensed Interim

Consolidated Financial Statements

For the three and six months ended

June 30, 2025 and 2024

Osisko Development Corp.

Consolidated Statements of Financial Position

As at June 30, 2025 and December 31 2024

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars)

		June 30,	December 31,
		2025	2024

	Notes	$	$
Assets

Current assets

Cash and cash equivalents	3	46,298	106,653
Amounts receivable		1,007	2,569
Inventories		8,069	8,695
Other current assets		6,738	4,903
		62,112	122,820
Assets classified as held for sale		—	430
		62,112	123,250
Non-current assets

Investments in associates		12,783	12,183
Other investments		12,109	10,333
Mining interests	4	493,299	506,670
Property, plant and equipment	5	86,272	87,123
Exploration and evaluation	6	86,764	86,258
Other assets		30,399	31,085
		783,738	856,902
Liabilities

Current liabilities

Accounts payable and accrued liabilities		23,077	26,294
Lease liabilities		369	361
Current portion of long-term debt and credit facility	7	37,037	40,314
Deferred consideration and contingent payments		3,411	3,597
Contract liability		60	109
Environmental rehabilitation provision	8	6,227	5,974
Warrant liability	9	88,578	67,852
		158,759	144,501
Non-current liabilities

Lease liabilities		247	461
Long-term debt	7	6,155	5,503
Deferred consideration and contingent payments		5,091	8,635
Contract liability		44,452	42,344
Environmental rehabilitation provision	8	84,201	84,829
		298,905	286,273
Equity

Share capital		1,141,096	1,137,362
Warrants		11,859	11,859
Contributed surplus		21,726	20,228
Accumulated other comprehensive loss		(6,797)	(503)
Deficit		(683,051)	(598,317)
		484,833	570,629
		783,738	856,902

Going concern (Note 1)

Subsequent events (Note 15)

APPROVED ON BEHALF OF THE BOARD
(signed) Sean Roosen, Director	(signed) Charles Page, Director

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Development Corp.

Consolidated Statements of Loss

For the three and six months ended June 30, 2025 and 2024

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

		Three months ended		Six months ended
		June 30,		June 30,
		2025	2024	2025	2024
	Notes	$	$	$	$
Revenues	13	6,859	2,632	6,859	4,399
Operating expenses
Cost of sales	11, 13	(4,075)	(2,704)	(4,075)	(4,678)
Other operating costs	11, 13	(13,425)	(6,887)	(23,583)	(15,688)
General and administrative		(7,846)	(6,356)	(14,499)	(12,371)
Exploration and evaluation		(6)	(110)	(127)	(180)
Impairment of assets	4, 5	—	(23)	(25,793)	(5,438)
Operating loss		(18,493)	(13,448)	(61,218)	(33,956)
Finance costs		(4,911)	(5,113)	(9,380)	(8,321)
Share of income (loss) of associates		179	(633)	51	(764)
Change in fair value of warrant liability	9	(30,602)	975	(23,903)	10,045
Other income (expense), net		6,170	(10,022)	9,460	(2,965)
Loss before income taxes		(47,657)	(28,241)	(84,990)	(35,961)
Income tax recovery (expense)		253	(439)	256	(707)
Net loss		(47,404)	(28,680)	(84,734)	(36,668)

Basic and diluted net loss per share		(0.35)	(0.34)	(0.62)	(0.43)
Weighted average number of shares outstanding - basic and diluted		136,846,731	84,645,966	136,726,911	84,451,759

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Development Corp.

Consolidated Statements of Comprehensive Loss

For the three and six months ended June 30, 2025 and 2024

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2025	2024	2025	2024
	$	$	$	$
Net loss	(47,404)	(28,680)	(84,734)	(36,668)

Other comprehensive income (loss)

Items that will not be reclassified to the consolidated statements of loss

Changes in fair value of financial assets at fair value through comprehensive income (loss)	1,966	(4,095)	2,261	(6,941)
Income tax effect	(253)	439	(256)	707
Share of other comprehensive loss of associates	—	(7)	—	(7)

Items that may be reclassified to the consolidated statements of loss

Currency translation adjustments	(6,780)	9,004	(8,461)	7,626
Other comprehensive (loss) income	(5,067)	5,341	(6,456)	1,385
Comprehensive loss	(52,471)	(23,339)	(91,190)	(35,283)

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Development Corp.

Consolidated Statements of Cash Flows

For the three and six months ended June 30, 2025 and 2024

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars)

		Three months ended		Six months ended
		June 30,		June 30,
		2025	2024	2025	2024
	Notes	$	$	$	$
Operating activities
Net loss		(47,404)	(28,680)	(84,734)	(36,668)
Adjustments for:
Share-based compensation		1,500	165	1,878	259
Depreciation		2,459	3,044	4,464	5,983
Finance costs		3,585	3,137	7,119	6,140
Share of income (loss) of associates		(179)	633	(51)	764
Change in fair value of financial assets and liabilities at fair value through profit and loss		(35)	197	125	(99)
Change in fair value of warrant liability	9	30,602	(975)	23,903	(10,045)
Unrealized foreign exchange (gain) loss		(11,733)	11,220	(13,706)	5,608
Deferred income tax (recovery) expense		(253)	439	(256)	707
Impairment of assets	4, 5	—	23	25,793	5,438
Cumulative catch-up adjustment on contract liability		(245)	10	(242)	—
Proceeds from contract liability		(57)	(36)	(57)	(56)
Other		(1,145)	190	(2,067)	428
Environmental rehabilitation obligations paid	8	—	(274)	—	(601)
Net cash flows used in operating activities before changes in non-cash working capital items		(22,905)	(10,907)	(37,831)	(22,142)
Changes in non-cash working capital items
Decrease in amounts receivable		465	951	1,557	2,156
Decrease in inventory		2,273	849	2,317	870
Increase in other current assets		(1,314)	(590)	(1,477)	(1,582)
Decrease in accounts payable and accrued liabilities		896	(3,550)	2,345	(1,610)
Net cash flows used in operating activities		(20,585)	(13,247)	(33,089)	(22,308)
Investing activities
Additions to mining interests		(8,060)	(7,275)	(19,022)	(11,615)
Additions to property, plant and equipment		(2,796)	(2,189)	(4,659)	(3,743)
Additions to exploration and evaluation assets		(2,406)	(2,510)	(4,914)	(6,753)
Proceeds on disposals of property, plant and equipment and assets classified as held for sale		—	246	531	4,058
Proceeds on disposals of investments		—	2,155	359	2,804
Change in restricted cash		—	—	—	(1,117)
Reclamation deposit		—	587	—	587
Other		—	(633)	—	(633)
Net cash flows used in investing activities		(13,262)	(9,619)	(27,705)	(16,412)
Financing activities
Other issuance of common shares		25	25	49	58
Share and warrant issue expense		—	—	(220)	—
Capital payments on lease liabilities		(147)	(244)	(177)	(408)
Long-term debt and credit facility draw down		—	724	—	33,633
Repayment of long-term debt and credit facility	7	(685)	(1,938)	(2,371)	(5,595)
Withholding taxes on settlement of restricted units		—	(119)	(33)	(119)
Net cash flows (used in) provided by financing activities		(807)	(1,552)	(2,752)	27,569
Decrease (increase) in cash and cash equivalents before impact of exchange rate		(34,654)	(24,418)	(63,546)	(11,151)
Effects of exchange rate changes on cash and cash equivalents		3,355	571	3,191	1,376
Decrease (increase) in cash and cash equivalents		(31,299)	(23,847)	(60,355)	(9,775)
Cash and cash equivalents – Beginning of period		77,597	57,527	106,653	43,455
Cash and cash equivalents – End of period		46,298	33,680	46,298	33,680

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Development Corp.

Consolidated Statements of Changes in Equity

For the three and six months ended June 30, 2025

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars except number of shares)

	Number of				Accumulated
	common				other
	shares	Share		Contributed	comprehensive
	outstanding	capital	Warrants	surplus	loss	Deficit	Total
		$	$	$	$	$	$
Balance – January 1, 2025	136,580,233	1,137,362	11,859	20,228	(503)	(598,317)	570,629

Net loss	—	—	—	—	—	(84,734)	(84,734)
Other comprehensive loss, net	—	—	—	—	(6,456)	—	(6,456)
Comprehensive loss	—	—	—	—	(6,456)	(84,734)	(91,190)
Transfer of realized loss on financial assets at fair value through other comprehensive income (loss), net of taxes	—	—	—	—	162	(162)	—
Shares issued for the settlement of deferred consideration	1,368,610	3,433	—	—	—	—	3,433
Share-based compensation:
- Share options	—	—	—	1,211	—	—	1,211
- Restricted and deferred share units	—	—	—	654	—	—	654
Shares issued - employee share purchase plan	60,157	133	—	—	—	—	133
Shares issued from RSU/DSU settlement	13,303	168	—	(367)	—	162	(37)
Balance – June 30, 2025	138,022,303	1,141,096	11,859	21,726	(6,797)	(683,051)	484,833

As at June 30, 2025, accumulated other comprehensive loss includes items that will not be reclassified to the consolidated statements of income or loss amounting to a loss of $(19.1) million. Items that may be recycled to the consolidated statements of loss amount to $12.3 million.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Development Corp.

Consolidated Statements of Changes in Equity

For the three and six months ended June 30, 2024

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares)

	Number of				Accumulated
	common				other
	shares	Share		Contributed	comprehensive
	outstanding	capital	Warrants	surplus	loss	Deficit	Total
		$	$	$	$	$	$
Balance – January 1, 2024	84,102,240	1,080,049	11,859	18,722	(14,529)	(510,913)	585,188

Net loss	—	—	—	—	—	(36,668)	(36,668)
Other comprehensive income, net	—	—	—	—	1,385	—	1,385
Comprehensive income (loss)	—	—	—	—	1,385	(36,668)	(35,283)
Transfer of realized loss on financial assets at fair value through other comprehensive income (loss), net of taxes	—	—	—	—	1,294	(1,294)	—
Shares issued for the settlement of deferred consideration	1,228,394	3,409	—	—	—	—	3,409
Share-based compensation:
- Share options	—	—	—	312	—	—	312
- Restricted and deferred share units	—	—	—	2	—	—	2
Shares issued - employee share purchase plan	44,722	154	—	—	—	—	154
Shares issued from RSU/DSU settlement	35,805	763	—	(1,715)	—	833	(119)
Balance – June 30, 2024	85,411,161	1,084,375	11,859	17,321	(11,850)	(548,042)	553,663

As at June 30, 2024, accumulated other comprehensive loss includes items that will not be reclassified to the consolidated statements of income or loss amounting to $(21.7) million. Items that may be recycled to the consolidated statements of loss amount to $9.9 million.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

1.	Nature of operations and going concern

Osisko Development Corp. (“Osisko Development” or the “Company”) is a mineral exploration and development company focused on the acquisition, exploration and development of precious metals resource properties in continental North America.  Osisko Development is focused on exploring and developing its mining assets, including the Cariboo Gold Project in British Columbia, the San Antonio Gold Project in Mexico and the Trixie Test Mine in the USA.

The Company’s registered and business address is 1100, avenue des Canadiens-de-Montréal, Suite 300, Montreal, Québec and is constituted under the Canada Business Corporations Act. The common shares of Osisko Development trade under the symbol ODV on the TSX Venture Exchange (“TSX-V”) and on the New York Stock Exchange (“NYSE”). As at June 30, 2025, the Company’s significant shareholder, OR Royalties Inc. (“OR”) held an interest of 24.2% in Osisko Development (compared to 24.4% as at December 31, 2024).

These unaudited condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to twelve months from the end of the reporting period. As at June 30, 2025, the Company has a negative working capital of $96.6 million, which includes a cash and cash equivalent balance of $46.3 million. The Company also has an accumulated deficit of $683.1 million and incurred a net loss of $84.7 million for the six months ended June 30, 2025.

The working capital position as at June 30, 2025 and the cash received from financings completed subsequently to quarter-end (Note 15) will not be sufficient to meet the Company’s obligations, commitments and forecasted expenditures up to the twelve months ending June 30, 2026. Management is aware, in making its assessment, of material uncertainties related to events and conditions that may cast a substantial doubt upon the Company's ability to continue as a going concern as described in the preceding paragraph, and accordingly, the appropriateness of the use of accounting principles applicable to a going concern. These unaudited condensed interim consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, expenses and financial position classifications that would be necessary if the going concern assumption was not appropriate. These adjustments could be material.

The Company’s ability to continue future operations and fund its planned activities is dependent on management’s ability to secure additional financing in the future, which may be completed in several ways including, but not limited to, a combination of selling assets and investments from its portfolio, project debt finance, offtake or royalty financing and other capital market alternatives. Failure to secure future financings may impact and/or curtail the planned activities for the Company, which may include, but are not limited to, the suspension of certain development activities and the disposal of certain assets and investments to generate liquidity. While management has been successful in securing financing in the past, there can be no assurance that it will be able to do so in the future or that these sources of funding or initiatives will be available to the Company or that they will be available on terms which are acceptable to the Company. If Management is unable to obtain new funding, the Company may be unable to continue its operations, and amounts realized for assets might be less than the amounts reflected in these unaudited condensed interim consolidated financial statements.

2.	Basis of presentation and Statement of compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with the IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as applicable to the preparation of interim financial statements, including IAS 34 Interim Financial Reporting. Accordingly, certain disclosures included in the annual financial statements prepared in accordance with IFRS have been condensed or omitted and these unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2024. The accounting policies, methods of computation and presentation applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those of the previous financial year.

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

The Board of Directors approved these unaudited condensed interim consolidated financial statements for issue on August 12, 2025.

3.	Cash and cash equivalents

As at June 30, 2025 and December 31 2024, the consolidated cash and cash equivalents position was as follows:

	2025	2024
	$	$
Cash and cash equivalents held in Canadian dollars	1,946	11,776

Cash and cash equivalents held in U.S. dollars	31,862	63,615
Cash and cash equivalents held in U.S. dollars (Canadian dollars equivalent)	43,469	91,535

Cash held and cash equivalents in Mexican Pesos	12,182	48,234
Cash held and cash equivalents in Mexican Pesos (Canadian dollars equivalent)	883	3,342
	46,298	106,653

As at June 30, 2025, cash and cash equivalents include US$20.0 million ($27.3 million) held in guaranteed investment certificates bearing an interest rate of 4.65% with maturity dates on July 2025 (December 31, 2024 – US$40.1 million ($57.7 million) bearing an interest rate of 4.95%). As at December 31, 2024, cash and cash equivalents include US$1.6 million ($2.3 million) (June 30, 2025 – nil) held in money market funds.

4.	Mining interests

	2025	2024
	$	$

Cost – Beginning of period	510,986	456,467
Additions	12,369	35,538
Mining tax credit	—	(534)
Asset retirement obligations	(761)	13,524
Depreciation capitalized	635	2,397
Share-based compensation capitalized	(13)	70
Impairment	(25,344)	—
Borrowing costs	963	3,123
Currency translation adjustments	(927)	401
Cost – End of period	497,908	510,986
Accumulated depreciation – Beginning of period	4,316	4,772
Depreciation	72	140
Currency translation adjustments	221	(596)
Accumulated depreciation – End of period	4,609	4,316

Cost	497,908	510,986
Accumulated depreciation	(4,609)	(4,316)
Net book value	493,299	506,670

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

NSR Royalty and Streams

OR holds a 5% NSR royalty on the Cariboo Gold Project, a 15% gold and silver stream on the San Antonio Gold Project and a 2% to 2.5% stream on all refined metals on the Tintic properties. The Cariboo Gold 5% NSR royalty is perpetual and is secured by a debenture on all of Barkerville movable and immovable assets, including Barkerville’s interest in the property and mineral rights, in an amount not less than $150 million. The security shall be first-ranking, subject to permitted encumbrances.

On May 27, 2022, the Company completed the acquisition of Tintic, which owns the Trixie Test Mine, as well as mineral claims in central Utah’s historic Tintic Mining District (the “Tintic Transaction”). Under the terms of the Tintic Transaction, the Company issued an aggregate of 2% NSR royalties, with a 50% buyback right in favour of Osisko Development exercisable within five years.

Impairment assessment

The market conditions, industry cost pressures, current inflationary environment and changes in assumptions related to required future capital expenditures, potential mining and processing methods and decrease in contained gold ounces in measured, indicated and inferred resources are considered as indicators of impairment and, accordingly, management of the Company performed an impairment assessment on all its projects. The Company tested its CGUs, for impairment, and recorded an impairment charge for the six months ended June 30, 2025 based on the results of its impairment assessments. No impairment charge is recorded in the corresponding period of 2024. The Company’s assessments reflected a number of significant management assumptions and estimates relating to future cash flows projections and discount rate. Changes in these assumptions could impact the Company’s conclusion in future reporting.

On April 28, 2025, the Company disclosed the results of its optimized feasibility study on the Cariboo Gold Project (“2025 FS”). The 2025 FS considers a single milling facility at the mine site for processing, removing the need to transport flotation concentrate to the QR Mill. This change is considered an indicator of impairment for the QR Mill and, accordingly, management performed an impairment assessment and recorded an impairment charge of $25.3 million on the mining interests related to the QR Mill during the first quarter of 2025. As of June 30, 2025, the net book value related to the QR Mill is entirely written off as it is estimated that the net book value will not be recovered by expected net profits to be generated from future sale of precious metals.

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

5.	Property, plant and equipment

		Machinery
	Land and	and	Construction-
	Infrastructure	Equipment	in-progress	2025	2024
	$	$	$	$	$
Cost– Beginning of period	32,638	81,225	15,525	129,388	131,574
Additions	1,538	833	3,680	6,051	8,103
Assets classified as held for sale and other disposals	—	(982)	—	(982)	(7,126)
Impairment	(140)	(524)	—	(664)	(3,362)
Transfers	94	—	(94)	—	—
Currency translation adjustments	(687)	(50)	(115)	(852)	199
Cost – End of period	33,443	80,502	18,996	132,941	129,388

Accumulated depreciation – Beginning of period	11,101	31,164	—	42,265	34,289
Depreciation	1,194	4,427	—	5,621	13,634
Assets classified as held for sale and other disposals	—	(545)	—	(545)	(5,367)
Impairment	—	(427)	—	(427)	—
Currency translation adjustments	(257)	12	—	(245)	(291)
Accumulated depreciation – End of period	12,038	34,631	—	46,669	42,265

Cost	33,443	80,502	18,996	132,941	129,388
Accumulated depreciation	(12,038)	(34,631)	—	(46,669)	(42,265)
Net book value	21,405	45,871	18,996	86,272	87,123

Machinery and Equipment includes right-of-use assets with a net carrying value of $2.2 million as at June 30, 2025 ($2.5 million as at December 31, 2024).

6.	Exploration and evaluation

	2025	2024
	($)	($)

Net book value - Beginning of period	86,258	70,135
Additions	4,335	9,141
Depreciation capitalized	593	640
Currency translation adjustments	(4,422)	6,342
Net book value – End of period	86,764	86,258

Cost	186,971	186,465
Accumulated impairment	(100,207)	(100,207)
Net book value – End of period	86,764	86,258

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

7.	Long-term debt and credit facility

	2025	2024
	($)	($)
Balance – Beginning of period	45,817	16,923
Additions – Credit Facility	—	65,723
Additions – Mining equipment financings	1,364	1,065
Repayment of Credit Facility and mining equipment financings	(2,371)	(43,253)
Interest capitalized	2,248	5,377
Interest paid	(1,857)	(3,696)
Currency translation adjustments	(2,009)	3,678
Balance – End of period	43,192	45,817

Current portion	37,037	40,314
Non-current portion	6,155	5,503
	43,192	45,817

Credit Facility

In 2024, the Company entered into and amended a credit agreement with National Bank of Canada providing for a US$50 million delayed draw term loan (the “Credit Facility"). The Credit Facility has to be exclusively used to fund ongoing detailed engineering and pre-construction activities at the Cariboo gold project. The maturity date of the Credit Facility is October 31, 2025.

The draws made under the Credit Facility can be by way of a base rate loan or a term benchmark loan, on which differing interest rate will apply. On March 13, 2025, the Company entered into a third amending agreement pursuant to which the differing interest rate for the Base Rate Loan and the Term Benchmark Loan will be the following, effective March 7, 2025:

●	For a Base Rate Loan: the greater of (i) the federal funds effective rate plus 0.50% and (ii) the National Bank variable rate of interest for United States dollar loans in Canada, plus (iii) 3.50% per annum.
●	For a Term Benchmark Loan: (i) the Secured Overnight Financing Rate ("SOFR"); plus (ii) an additional 0.10% per annum for each applicable interest period, plus (iii) 4.50% per annum.

The Credit Facility is subject to certain conditions and covenants that require the Company to maintain certain financial ratios, including the Company’s tangible net worth, minimum liquidity and other non-financial requirements. As at June 30, 2025, all such ratios and requirements were met.

In addition, the obligations under the Credit Facility are secured against all of the present and future assets and property of Barkerville and the shares of Barkerville as held by the Company.

The schedule for expected payments of the mining equipment financings and Credit Facility are as follows:

	Less than 1 year	1-2 years	3-4 years
	$	$	$
Total payments – Mining equipment financings	2,879	4,267	1,888
Total payments – Credit Facility (principal)	34,158	—	—

On July 21, 2025, in connection with the 2025 Financing Facility (as described herein), the Company repaid the outstanding US$25 million on the Credit Facility (Note 15).

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

8.	Environmental rehabilitation provision

	2025	2024
	($)	($)
Balance – Beginning of period	90,803	76,729
New obligations	—	24,575
Revision of estimates	(2,476)	(11,080)
Accretion expense	1,863	3,432
Payment of environmental rehabilitation obligations	—	(2,190)
Currency translation adjustment	238	(663)
Balance – End of period	90,428	90,803

Current portion	6,227	5,974
Non-current portion	84,201	84,829
	90,428	90,803

The environmental rehabilitation provision represents the legal and contractual obligations associated with the eventual closure of the Company’s mining interests, property, plant and equipment and exploration and evaluation assets. As at June 30, 2025, the estimated inflation-adjusted undiscounted cash flows required to settle the environmental rehabilitation amounts to $127.6 million (December 31, 2024 – $126.3 million). The weighted average actualization rate used is approximately 4.11% (December 31, 2024 – 4.40%) and the disbursements are expected to be made between 2025 and 2040 as per the current closure plans.

9.	Warrants

The warrants issued in connection with the 2022 non-brokered private placement and the 2024 non-brokered and brokered private placements include embedded derivatives as they are exercisable in U.S. dollars and, therefore, fail the “fixed for fixed” requirements prescribed in IAS 32 Financial Instruments: presentation. As a result, they are classified as a liability and measured at fair value. The liability is revalued at its estimated fair value using the Black-Scholes option pricing model at the end of each reporting period, and the variation in the fair value is recognized on the consolidated statements of loss under Change in fair value of warrant liability.

The movement of the warrants liability, classified as financial instruments at fair value through profit or loss, is as follows:

	2025	2024
	$	$
Balance – Beginning of period	67,852	11,552
Additions	—	71,875
Change in fair value	23,903	(19,497)
Foreign exchange	(3,177)	3,922
Balance – End of period	88,578	67,852

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

In absence of quoted market prices, the fair value of the warrants exercisable in USD is determined using the Black-Scholes option pricing model based on the following weighted average assumptions and inputs:

	2025	2024
Dividend per share	0%	0%
Expected volatility	85.2%	81.1%
Risk-free interest rate	3.8%	4.3%
Expected life	3.8 years	4.3 years
Exercise price (USD)	4.40	4.40
Share price (USD)	2.10	1.63

The outstanding warrants have the following maturity dates and exercise terms:

Placement	Classification	Maturity	Number of Warrants	Exercise Price
2022 Brokered private placement	Equity	02-Mar-27	7,752,916		$14.75
2022 Non-brokered private placement	Liability	27-May-27	11,363,933	US$	10.70
2023 Bought deal financing	Equity	02-Mar-26	7,841,850		$8.55
2024 Non-brokered private placement	Liability	01-Oct-29	19,163,410	US$	3.00
2024 Brokered private placement	Liability	01-Oct-29	31,946,366	US$	3.00

10.	Share-based compensation

Share options

The following table summarizes information about the movement of the share options outstanding under the Company’s plan:

	2025		2024
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
		$		$
Outstanding – Beginning of period	5,229,369	5.53	2,700,077	9.64
Granted	1,514,300	2.51	3,163,100	2.74
Forfeited	(734,300)	3.00	(516,354)	8.19
Expired	(185,978)	9.89	(117,454)	12.92
Outstanding – End of period	5,823,391	4.92	5,229,369	5.53
Exercisable – End of period	1,619,355	10.05	1,260,721	11.74

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

The following table summarizes the share options outstanding as at June 30, 2025:

		Options outstanding		Options exercisable
			Weighted		Weighted
			average		average
	Exercise		remaining contractual		remaining contractual
Grant date	price	Number	life (years)	Number	life (years)
	$
December 22, 2020	22.86	240,765	0.48	240,765	0.48
February 5, 2021	24.30	10,533	0.60	10,533	0.60
June 23, 2021	21.30	93,498	0.98	93,498	0.98
August 16, 2021	16.89	31,199	1.13	31,199	1.13
November 12, 2021	16.20	19,996	0.99	19,996	0.99
June 30, 2022	6.49	459,467	1.97	459,467	1.97
November 18, 2022	6.28	97,500	2.10	68,998	1.99
April 3, 2023	6.59	910,867	2.74	609,468	2.73
April 3, 2024	2.88	230,966	3.56	85,431	3.22
July 4, 2024	2.72	2,224,300	4.01	—	—
April 2, 2025	2.20	230,400	4.76	—	—
May 13, 2025	2.57	1,273,900	4.87	—	—
	4.92	5,823,391	3.59	1,619,355	2.01

The fair value of the share options is recognized as compensation expense over the vesting period. During the three and six months ended June 30, 2025, the total share-based compensation related to share options granted under the Osisko Development’s plan amounted to $0.8 million and $1.2 million, respectively ($0.4 million and $0.3 million, respectively for the three and six months ended June 30, 2024).

Deferred and restricted share units (“DSU” and “RSU”)

The following table summarizes the DSU and RSU movements:

	2025		2024
	DSU	RSU	DSU	RSU
Outstanding – Beginning of period	606,463	1,219,125	294,713	1,078,285
Granted	229,573	1,279,100	363,250	492,200
Settled	(29,383)	—	—	(102,583)
Forfeited	—	(229,600)	(51,500)	(248,777)
Outstanding– End of period	806,653	2,268,625	606,463	1,219,125
Vested – End of period	577,080	219,530	374,713	—

The total share-based compensation expense related to Osisko Development’s DSU and RSU plans for the three and six months ended June 30, 2025 was $0.7 million and $0.7 million respectively ($(0.2) million and $nil, respectively for the three and six months ended June 30, 2024).

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

11. Cost of sales and other operating costs

	Three months ended		Six months ended
	June 30,		June 30,
	2025	2024	2025	2024
	($)	($)	($)	($)
Salaries and benefits	2,962	1,941	4,254	3,720
Share-based compensation	18	30	36	51
Royalties	272	132	272	307
Contract Services	8,038	1,678	12,076	4,129
Raw materials and consumables	1,464	471	1,876	871
Operational overhead and write-downs	2,333	2,501	4,730	5,557
Depreciation	2,413	2,838	4,414	5,731
	17,500	9,591	27,658	20,366

For the three and six months ended June 30, 2024, an amount of $nil and $0.5 million, respectively ($nil for the three and six months ended June 30, 2025) was recorded in Operational overhead and write-downs to bring the inventories to net realizable value.

12.	Fair value of financial instruments

Fair value measurement is determined using a three-level fair value hierarchy. Refer to Note 30 of the Company’s audited consolidated financial statements for the year ended December 31, 2024, which contain a description of these three levels.

The following table provides information about financial assets and liabilities measured at fair value in the consolidated statements of financial position and categorized by level according to the significance of the inputs used in making the measurements.

	2025
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements
Financial assets at fair value through profit or loss
Warrants on equity securities
Publicly traded mining exploration and development companies
Precious metals	—	—	245	245
Financial assets at fair value through other comprehensive loss
Equity securities
Publicly traded mining exploration and development companies
Precious metals	2,835	—	—	2,835
Other minerals	9,029	—	—	9,029
	11,864	—	245	12,109

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

	2024
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements
Financial assets at fair value through profit or loss
Warrants on equity securities
Publicly traded mining exploration and development companies
Precious metals	—	—	370	370
Financial assets at fair value through other comprehensive loss
Equity securities
Publicly traded mining exploration and development companies
Precious metals	2,706	—	—	2,706
Other minerals	7,257	—	—	7,257
	9,963	—	370	10,333

During the six months ended June 30, 2025 and 2024 there were no transfers among Level 1, Level 2 and Level 3.

13.	Segmented information

The chief operating decision-maker organizes and manages the business under geographic segments, being the acquisition, exploration and development of mineral properties. The assets related to the exploration, evaluation and development of mining projects are located in Canada, Mexico, and the USA and are detailed as follows as of June 30, 2025 and December 31, 2024:

	2025
	Canada	Mexico	USA	Total
	$	$	$	$
Other assets (non-current)	11,746	16,389	2,264	30,399
Mining interests	428,369	24,193	40,737	493,299
Property, plant and equipment	60,396	8,157	17,719	86,272
Exploration and evaluation	4,485	—	82,279	86,764
Total non-current assets (excluding investments)	504,996	48,739	142,999	696,734

	2024
	Canada	Mexico	USA	Total
	$	$	$	$
Other assets (non-current)	10,864	15,499	4,722	31,085
Mining interests	440,458	23,368	42,844	506,670
Property, plant and equipment	57,358	9,425	20,340	87,123
Exploration and evaluation	4,464	—	81,794	86,258
Total non-current assets (excluding investments)	513,144	48,292	149,700	711,136

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

	Canada	Mexico	USA	Total
	$	$	$	$
For the three months ended June 30, 2025
Revenues	—	—	6,859	6,859
Cost of Sales	—	—	(4,075)	(4,075)
Other operating costs	(10,296)	(1,699)	(1,430)	(13,425)
General and administrative expenses	(6,952)	(448)	(446)	(7,846)
Exploration and evaluation	18	(24)	—	(6)
Impairment of assets	—	—	—	—
Operating loss	(17,230)	(2,171)	908	(18,493)

For the three months ended June 30, 2024
Revenues	63	—	2,569	2,632
Cost of Sales	(27)	—	(2,677)	(2,704)
Other operating costs	(3,234)	(1,930)	(1,723)	(6,887)
General and administrative expenses	(4,860)	(763)	(733)	(6,356)
Exploration and evaluation	(75)	(35)	—	(110)
Impairment of assets	—	—	(23)	(23)
Operating income (loss)	(8,133)	(2,728)	(2,587)	(13,448)

For the six months ended June 30, 2025
Revenues	—	—	6,859	6,859
Cost of sales	—	—	(4,075)	(4,075)
Other operating costs	(17,350)	(3,094)	(3,139)	(23,583)
General and administrative	(12,117)	(915)	(1,467)	(14,499)
Exploration and evaluation	(79)	(48)	—	(127)
Impairment of assets	(25,793)	—	—	(25,793)
Operating loss	(55,339)	(4,057)	(1,822)	(61,218)

For the six months ended June 30, 2024
Revenues	132	—	4,267	4,399
Cost of sales	(125)	—	(4,553)	(4,678)
Other operating costs	(9,025)	(3,609)	(3,054)	(15,688)
General and administrative	(9,564)	(1,199)	(1,608)	(12,371)
Exploration and evaluation	(115)	(65)	—	(180)
Impairment of assets	(4,894)	—	(544)	(5,438)
Operating loss	(23,591)	(4,873)	(5,492)	(33,956)

14.	Commitments

The Company has the following commitments as of June 30, 2025:

	Total(i)	Less than 1 year	1‑ 2 years
Purchase obligations	11,998	11,998	—
Capital commitments	7,354	7,052	302
Total	19,352	19,050	302

(i) The timing of certain capital payments is estimated based on the forecasted timeline of the projects. Certain commitments can be canceled at the discretion of the Company with little or no financial impact.

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

15.  Subsequent events

Credit agreement with Appian Capital Advisory Limited

On July 21, 2025, the Company entered into a credit agreement with funds advised by Appian Capital Advisory Limited ("Appian") with respect to a senior secured project loan credit facility (the "2025 Financing Facility") totaling US$450 million for the development and construction of the Cariboo Gold Project. The 2025 Financing Facility is structured in two tranches aligned with the Cariboo Gold Project’s planned development timeline. On July 21, 2025, an initial draw of US$100 million was completed and the Company repaid the outstanding US$25 million on the Credit Facility agreement with National Bank of Canada, maturing on October 31, 2025. Subsequent draws of US$350 million to be drawn in up to four subsequent tranches will be available for a period up to 36 months subject to the satisfaction of certain project milestones and other customary conditions.

Bought deal private placements

On July 31, 2025, the Company entered into an agreement with a syndicate of underwriters, under which the underwriters have agreed to buy, on a "bought deal" private placement basis, 58,560,000 units of the Company at a price of US$2.05 per unit for aggregate gross proceeds of US$120 million (the "Offering"). Each unit consists of one common share of the Company and one-half of one common share purchase warrant of the Company. Each warrant will entitle the holder to acquire one common Share at an exercise price of US$2.56 for a period of 24 months following the closing date. At any time following the 15-month anniversary of the closing date, if the closing price of the common shares exceeds the exercise price for 20 or more consecutive trading days, the Company may, within 10 days following such occurrence, deliver a notice to the holders thereof accelerating the expiry date of the warrants to a date that is 30 days after the date of such notice.

The Company granted the underwriters an option, exercisable at any time up to 48 hours prior to the closing of the Offering, to purchase up to additional 2,440,000 units purchased pursuant to the Offering. The total size of the Offering, inclusive of the underwriter’s option, will not exceed US$125 million.

Concurrent with the Offering, the Company entered into an agreement with a strategic investor for a non-brokered private placement of 36,600,000 units at a price of US$2.05 for aggregate gross proceeds of US$75 million.

The Offering states for closing on or about August 15, 2025 subject to the receipt of all necessary regulatory approvals, including the conditional approval of the TSX-V and NYSE.